Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES YEAR END FINANCIAL RESULTS

September 28, 2010

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) today announced its financial results for the year ended June 30, 2010. All amounts in this news release are in Canadian dollars. The operating results were prepared in accordance with Canadian generally accepted accounting principles and include a reconciliation to United States generally accepted accounting principles pursuant to Item 18 of Form 20-F. Kimber’s audited consolidated financial statements, management’s discussion & analysis and annual report on Form 20-F for the year ended June 30, 2010 are now available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.com.

Kimber’s net loss for the fiscal year ended June 30, 2010 was $4,126,614 or $0.06 per common share compared with a net loss of $2,391,005 or $0.04 loss per share for the year ended June 30, 2009. The principal reasons for the increase in net loss were write downs of previously capitalized costs for the Pericones and Setago grass roots exploration properties, based on exploration results from these properties and Kimber’s decision to prioritize the exploration and development of the advanced, high grade Monterde gold-silver project. This decision to focus activity at Monterde followed the recent completion of the positive Preliminary Assessment (“PA”) for Monterde prepared independently by Micon International and various consultants in accordance with the reporting requirements of National Instrument 43-101, the results of which were reported on June 2, 2010.

Kimber’s net assets increased by $2.7 million during the year ended June 30, 2010 mainly from cash received through shares sold to the public and through the exercise of warrants. In addition, expenditures related mainly to exploration and technical advancement at Monterde were capitalized as unproven mineral right interests.

“The year ended June 30, 2010 involved the achievement of some very significant milestones for Kimber,” said Gordon Cummings, President & CEO of Kimber. “By December 2009, we were able to successfully define significant, high grade gold-silver mineral resources at Monterde with strong metallurgical recoveries. In addition, in June 2010, Kimber announced the results of the Preliminary Assessment for Monterde which presented an attractive scenario for the development of a high grade, low cost gold-silver mine. We look forward to the prospect of continuing the advancement of the Monterde project towards a production decision and the exploration in and around the principal gold-silver deposits that comprise the Monterde project with the objective of increasing the exisiting mineral resources.”

Selected annual information

The following information is for the fiscal years ended June 30, 2010 and 2009:

	2010		2009
Results of operations
Net loss	$(4,126,614)	$	$(2,391,005)
Net loss per share – basic and diluted	$(0.06)		$(0.04)

Net cash used in operations	$(2,107,517)		$(1,975,360)
Net cash used in investing activities	(3,097,620)		(3,314,277)
Net cash provided by financing activities	$6,310,054		$4,782,471

Financial position
Current assets	$5,046,917		$3,757,748
Unproven mineral right interests	42,647,361		40,943,685
Total assets	48,192,238		45,309,626
Current liabilities	541,627		393,561
Total liabilities	541,627		393,561
Shareholder’s equity	47,650,611		44,916,065

Working capital	$4,505,290		$3,364,187

The net losses for Kimber in the fiscal years ended June 30, 2010 and 2009 include non-cash charges for stock-option compensation of $551,106 in 2010 and $428,398 in 2009.

Kimber further announced today, per NYSE Amex company guide section 610(b), that its financial statements for the fiscal year ended June 30, 2010, included in Kimber's annual report on form 20-F recently filed on SEDAR and EDGAR, contained a going concern explanatory paragraph following the opinion paragraph. This announcement does not represent any change or amendment to Kimber’s financial statements or to its annual report on form 20-F for the fiscal year ended June 30, 2010.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the PA for Monterde represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen deposit and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the PA, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.